

March 19, 2012

<u>Via E-Mail</u>

David R. Demers
Chief Executive Officer
Westport Innovations, Inc.
1750 West 75th Ave., Suite 101
Vancouver, British Columbia
Canada V6P 6G2

> **Re: Westport Innovations, Inc.**
> **Form 40-F for the Fiscal Year Ended December 31, 2011**
> **Filed March 1, 2012**
> **File No. 1-34152**

Dear Mr. Demers:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Risk Factors, page 37</u>
<u>Some of our foreign subsidiaries may do business in countries subject to U.S. sanctions and embargoes…, page 47</u>

1. Please tell us whether the sanctioned countries in which your foreign subsidiaries may do business include Iran, Syria, Sudan or Cuba, which are identified by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. In this respect, please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Syria, Sudan or Cuba, whether through

subsidiaries, distributors, resellers or other direct or indirect arrangements.

For instance, we note disclosure in your Annual Report that your joint venture Cummins Westport, Inc. is co-owned by Cummins, Inc. and that you are dependent on your relationship with Cummins. We note from Cummins' website that it conducts business with Cuba. We note news articles reporting that Cummins co-owns the Dong Feng Cummins Engine Company with a Dong Feng company, and that Dong Feng Motor Co. and Dong Feng Automobile conduct business in Iran. We also are aware of a news article reporting that Dong Feng Cummins sold engines to the military in Sudan.

We also note that your Annual Report discusses business arrangements with Volvo, Hyundai and Caterpillar. According to Volvo's website, it conducts business in Iran and Syria and according to a third party website, its products are distributed in Sudan. According to Hyundai's website, it conducts business in Iran, Syria and Sudan. News articles report that Caterpillar sells its products in Syria and Sudan. Please tell us whether any of these companies sell your products or technologies in connection with their business in Iran, Syria, Sudan or Cuba.

Your response should describe any services or products you have provided to Iran, Syria, Sudan or Cuba, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

2. Please discuss the materiality of your contacts with Iran, Syria, Sudan and Cuba described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, Sudan and Cuba.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Amanda Ravitz
         Assistant Director
         Division of Corporation Finance